Suite 900 607 14th St., NW

Washington DC 20005-2018

t 202 508 5800    f 202 508 5858

direct dial 202 508 5884

direct fax 202 204 5611

March 5, 2014	cgattuso@kilpatricktownsend.com

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Square 1 Financial, Inc.
Pre-effective Amendment No. 2 to the Registration Statement on Form S-1
File No. 333-193197

Dear Mr. Clampitt:

On behalf of Square 1 Financial, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 filed with the Commission on January 27, 2014 (the “Form S-1”) contained in your letter dated February 5, 2014 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, we are filing Pre-effective Amendment No. 2 to the Form S-1 (the “Amended Form S-1”) on the date hereof, and we will separately furnish to the Staff a copy of the Amended Form S-1 marked to show the changes made to the Form S-1 as filed on January 27, 2014. Please note that the Form S-1 has been updated to include December 31, 2013 financial data. References to page numbers in the responses below correspond to the separately furnished marked copy of the Amended Form S-1.

To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the Amended Form S-1 has been revised in response to such comments.

Form S-1/A Filed January 27, 2014

Principal and Selling Shareholders, page 98

Comment 1

If any of the entities represented by footnotes (1) through (4) are to be selling shareholders, the footnotes will need to be revised to disclose a person or persons with voting or investment control. See CD&I Question 140.02 from the Regulation S-K CD&I’s.

Mr. Michael R. Clampitt

March 5, 2014

Response to Comment 1

The prospectus has been revised on page 90 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Loan Documentation Fees, Page F-11

Comment 2

We note your response to comment 8 in our letter dated January 24, 2014. Please respond to provide the following details regarding loan documentation fees in your response:

•	Detail the loan documentation fees in the periods presented among the individual components of that line item (fees related to payoff letters, guaranty documents or subordination documents, etc.);

•

For each individually material line item included in loan documentation fees, please tell us how these fees do not represent loan fees that should be deferred under ASC 310-20-35. Please be specific as to how each individually material item included in these fees do not represent fees to reimburse the lender for origination activities or fees charged to the borrower in connection with the process of originating, refinancing, or restructuring a loan, which includes, but is not limited to, points, management, arrangement, placement, application, underwriting, and other fees pursuant to a lending or leasing transaction and also includes syndication and participation fees to the extent they are associated with the portion of the loan retained by the lender.

Response to Comment 2

The Company has conducted a detailed review of its accounting for its loan documentation fees. In connection with that review, the Company determined that it would be very difficult to provide the detail for the loan documentation fees in the periods presented, as requested by SEC Comment No. 2. The Company has not historically tracked the information requested and to compile such information would require the Company to manually review thousands of loan files.

In reviewing the accounting for the loan documentation fees, the Company evaluated the application of ASC 310-20-35. During this evaluation, the Company determined that approximately $772,000 in deferred loan documentation fee income for the year ended December 31, 2013 was incorrectly included in noninterest income instead of interest income. The Company has reclassified this income into interest income.

Mr. Michael R. Clampitt

March 5, 2014

During its evaluation of its loan documentation fees, the Company also determined that diligence fees, subordination agreements, and forbearance agreements, which had been booked in noninterest income as cash fees, should be accounted for under ASC 310-20, deferred and amortized into interest income. The cash fees were $1.1 million for the year ended December 31, 2013. The Company has reclassified this income into interest income for 2013. This change resulted in an overstatement of income of approximately $458,000 for the year ended December 31, 2013 due to the timing difference in the recognition of income on a cash basis as opposed to a deferred basis.

The remaining $429,000 of loan documentation fees for the year ended December 31, 2013 in noninterest income includes $191,000 in individual loan documentation fees under $500 and $238,000 in other cash basis maintenance fees. The Company’s policy states that fees under $500 will be recognized immediately. The other cash basis maintenance fees include waiver letters, notices of defaults, payoff letters, consent letters, and amendments that do not change the terms of the loan. Based on the accounting literature, these items are appropriately included in loan documentation fees. Enclosed as Exhibit A is a spreadsheet that sets forth these changes for 2011- 2013.

There was a $458,000 overstatement of income for the year ended December 31, 2013 that was determined to be immaterial as discussed in the materiality analysis enclosed herewith as Exhibit B. Due to the immateriality determination, the Company changed its procedures for accounting for loan documentation fees effective January 1, 2014, to ensure that the correct classifications are made with respect to the loan documentation fees at the time the fees are booked by the Company.

The Company performed a similar analysis of its loan documentation fee income to that discussed above for the years ended 2012, 2011, 2010 and 2009. Following this analysis, for the year ended 2012, the Company reclassified $1.4 million of loan documentation fee income from noninterest income to interest income. The overstatement of income for 2012 was approximately $309,000. The remaining $401,000 of loan documentation fees reported in noninterest income for 2012 includes $182,000 in individual fees under $500 and $219,000 in other cash basis maintenance fees. Based on the accounting literature, these items are appropriately included in loan documentation fees.

For the year ended 2011, the Company reclassified $1.0 million of loan documentation fee income from noninterest income to interest income. The overstatement of income in 2011 was approximately $284,000. The remaining $344,000 of loan documentation fees reported in noninterest income for 2011 includes $155,000 in individual fees under $500 and $189,000 in other cash basis maintenance fees. Based on the accounting literature, these items are appropriately included in loan documentation fees.

For the year ended 2010, the Company reclassified $763,000 of loan documentation fee income from noninterest income to interest income. The overstatement of income in 2010 was approximately $304,000. For the year ended 2009, the Company reclassified $563,000 of loan documentation fee income from noninterest income to interest income. The overstatement of income in 2009 was approximately $229,000. The reclassifications discussed herein are reflected in the 2011 – 2013 financial data included in the prospectus.

Mr. Michael R. Clampitt

March 5, 2014

The Company conducted a materiality analysis for 2012 and 2011, which concluded that the overstatements for 2012 and 2011 were immaterial .

* * *

If you have any questions or further comments, please contact the undersigned at (202) 508-5884.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

cc:	David Irving, SEC
Paul Cline, SEC

Exhibit A

Square 1 Financial

Analysis of Loan Documentation Fees

December 2013 YTD

GAAP Income Statement

	Before Reclassifications	Reclassification[1]	Reclassification[2]	After Reclassfications
Interest income:
Loans including fees on loans	$56,322	$772	$1,136	$58,230	*Includes an income overstatement of approximately $458k.
Investment securities	19,147			19,147
Federal funds and other short-term investments	361			361

Total interest income	75,830	772	1,136	77,738

Interest expense:
Deposits	656			656
Borrowings and repurchase agreements	672			672

Total interest expense	1,328	—	—	1,328

Net interest income	74,502	772	1,136	76,410
Provision for loan losses	13,300			13,300

Net interest income after provision for loan losses	61,202	772	1,136	63,110

Noninterest income:
Service charges and fees	6,535			6,535
Foreign exchange fees	4,864			4,864
Client investment fees	218			218
Loan documentation fees	2,337	(772)	(1,136)	429
Investment impairment	(1,720)			(1,720)
Net gain (loss) on securities	1,696			1,696
Warrant income (loss)	3,750			3,750
Gain on sale of loans	2,033			2,033
Bank owned life insurance	1,073			1,073
Other	6,354			6,354

Total noninterest income (loss)	27,140	(772)	(1,136)	25,232

Noninterest expense:
Personnel	35,759			35,759
Occupancy	2,779			2,779
Data processing	3,097			3,097
Furniture and equipment	2,536			2,536
Advertising and promotions	1,255			1,255
Professional fees	3,232			3,232
Telecommunications	1,172			1,172
Travel	1,099			1,099
FDIC assessment	1,293			1,293
Foreclosure and repossession	—			—
Other	3,699			3,699

Total noninterest expense	55,921	—	—	55,921

Income (loss) before income tax expense/benefit	32,421	—	—	32,421
Income tax expense (benefit)	10,038	—	—	10,038

Net income (loss)	22,383	—	—	22,383
Dividends on preferred stock	250			250

Net income (loss) available to common shareholders	$22,133	$—	$—	$22,133

[1]	Reclassification of amortization of fees already deferred.
[2]	Reclassification made based on additional doc fee analysis performed.

1

Square 1 Financial

Analysis of Loan Documentation Fees

December 2012 YTD

GAAP Income Statement

	Before Reclassifications	Reclassification[1]	Reclassification[2]	After Reclassfications
Interest income:
Loans including fees on loans	$49,398	$634	$782	$50,814	*Includes an income overstatement of approximately $309k.
Investment securities	16,648			16,648
Federal funds and other short-term investments	284			284

Total interest income	66,330	634	782	67,746

Interest expense:
Deposits	473			473
Borrowings and repurchase agreements	669			669

Total interest expense	1,142	—	—	1,142

Net interest income	65,188	634	782	66,604
Provision for loan losses	9,371			9,371

Net interest income after provision for loan losses	55,817	634	782	57,233

Noninterest income:
Service charges and fees	5,695			5,695
Foreign exchange fees	3,768			3,768
Client investment fees	188			188
Loan documentation fees	1,817	(634)	(782)	401
Investment impairment	(1,484)			(1,484)
Net gain (loss) on securities	1,126			1,126
Warrant income (loss)	(73)			(73)
Gain on sale of loans	2,575			2,575
Bank owned life insurance	633			633
Other	2,661			2,661

Total noninterest income (loss)	16,906	(634)	(782)	15,490

Noninterest expense:
Personnel	30,507			30,507
Occupancy	2,687			2,687
Data processing	3,043			3,043
Furniture and equipment	2,692			2,692
Advertising and promotions	973			973
Professional fees	3,646			3,646
Telecommunications	1,152			1,152
Travel	954			954
FDIC assessment	1,295			1,295
Foreclosure and repossession	—			—
Other	4,199			4,199

Total noninterest expense	51,148	—	—	51,148

Income (loss) before income tax expense/benefit	21,575	—	—	21,575
Income tax expense (benefit)	7,203	—	—	7,203

Net income (loss)	14,372	—	—	14,372
Dividends on preferred stock	250			250

Net income (loss) available to common shareholders	$14,122	$—	$—	$14,122

[1]	Reclassification of amortization of fees already deferred.
[2]	Reclassification made based on additional doc fee analysis performed.

2

Square 1 Financial

Analysis of Loan Documentation Fees

December 2011 YTD

GAAP Income Statement

	Before Reclassifications	Reclassification[1]	Reclassification[2]	After Reclassfications
Interest income:
Loans including fees on loans	$41,947	$334	$699	$42,980	*Includes an income overstatement of approximately $284k.
Investment securities	17,528			17,528
Federal funds and other short-term investments	341			341

Total interest income	59,816	334	699	60,849

Interest expense:
Deposits	858			858
Borrowings and repurchase agreements	644			644

Total interest expense	1,502	—	—	1,502

Net interest income	58,314	334	699	59,347
Provision for loan losses	7,300			7,300

Net interest income after provision for loan losses	51,014	334	699	52,047

Noninterest income:
Service charges and fees	4,573			4,573
Foreign exchange fees	3,586			3,586
Client investment fees	155			155
Loan documentation fees	1,377	(334)	(699)	344
Investment impairment	(1,828)			(1,828)
Net gain (loss) on securities	(7,128)			(7,128)
Warrant income (loss)	1,084			1,084
Gain on sale of loans	2,399			2,399
Bank owned life insurance	—			—
Other	3,650			3,650

Total noninterest income (loss)	7,868	(334)	(699)	6,835

Noninterest expense:
Personnel	26,885			26,885
Occupancy	2,739			2,739
Data processing	2,540			2,540
Furniture and equipment	2,562			2,562
Advertising and promotions	779			779
Professional fees	4,026			4,026
Telecommunications	1,449			1,449
Travel	870			870
FDIC assessment	2,308			2,308
Foreclosure and repossession	—			—
Other	5,005			5,005

Total noninterest expense	49,163	—	—	49,163

Income (loss) before income tax expense/benefit	9,719	—	—	9,719
Income tax expense (benefit)	4,372	—	—	4,372

Net income (loss)	5,347	—	—	5,347
Dividends on preferred stock	250			250

Net income (loss) available to common shareholders	$5,097	$—	$—	$5,097

[1]	Reclassification of amortization of fees already deferred.
[2]	Reclassification made based on additional doc fee analysis performed.

3

EXHIBIT B

TO:	FILES

FROM:	NANCY BALCOM-MOSKALIK

SUBJECT:	SAB 99 MEMO 14-05 – LOAN DOCUMENTATION FEES

DATE:	FEBRUARY 14, 2014

REVIEW:	TRACIE YOUNGBLOOD

Guidance: Per SEC Staff Accounting Bulletin (SAB) No. 99 (SAB 99) and SAB No. 108 (SAB 108) –

■	Assessment Should Be Quantitative (i.e. 5% rule of thumb) AND Qualitative

■	Each Misstatement Must Be Considered Separately & in Aggregate

■	Must Consider Effect of Prior Period Misstatements on the Current Financial Statements

■	Should Not Assume Small Intentional Misstatements are Immaterial

■	Must Assess Materiality Under Two Methods: Iron Curtain and Rollover

■	Must Quantify Impact of Correcting All Misstatements, including Both Carryover and Reversing Impacts Effects

■	If Impact of Prior Year Correction in Current Year is Material to Current Year, Must Correct Prior Year Financials

■	If Correction of PY Financials is Immaterial to Those Years, No Amended Filing, Instead Correction is Shown Next Time Those Period Financials Are Filed

Error Assessed: Loan Documentation Fees – Reclassification from Noninterest Income to Interest Income and impact of fees not deferred

Loan Documentation Fees

Background:

Square 1 Bank (the Bank) requires legal representation in connection with the documentation and negotiation of loan transactions with its borrowers. As is customary in the lending industry, the borrower is responsible to pay for the Bank’s legal expenses in these transactions. The Bank’s legal department includes several attorneys and paralegals dedicated to representing the Bank in these transactions, and the Bank charges a fee to the borrowers for this representation. The fees vary based on the type of work performed, which includes documentation and negotiation of loan originations, amendments, subordination agreements, waivers, notices of default, forbearances, payoff letters, account control agreements, escrow agreements, and customary due diligence and UCC filings.

A portion of the work performed by the Bank’s legal department of behalf of borrowers were considered to relate to originations and restructurings, which are considered loan origination fees and are deferred and amortized into interest income in accordance with ASC 310-20. However, the Bank’s legal department also performs services on behalf of borrowers that were not considered to be related to loan originations or restructurings. These maintenance fees were not recognized as loan origination or restructuring fees and, therefore, were not deferred and amortized into interest income, but rather were recognized immediately as earned in noninterest income.

It has been determined that certain fees that were fully recognized in noninterest income at the time of the transaction should have been deferred and amortized into interest income. Additionally, certain fees were deferred beginning in 2010 and amortized into income. However, the amounts were systematically amortized to noninterest income rather than interest income in error.

The analysis performed and documented below and in the related detail quantitative analysis files considers the impact of the three types of impacts to interest income, noninterest income and the financial statements as a whole. The three impacts are 1) deferred amounts systematically amortized to noninterest income (Reclassification 1), 2) amounts that should have been recorded as loans fees and recognized in interest income rather than noninterest income (Reclassification 2), and 3) amounts that were recognized immediately into earnings that should have been deferred (Uncorrected). Square 1 will correct the December 31, 2012 and 2011 income statements and also present the December 31, 2013 income statement to reflect the Reclassification 1 and Reclassification 2 amounts. Square 1 proposes to pass on correction for the amounts that were recognized immediately into income, but should have been deferred. These amounts were $458,000, $309,000 and $284,000 for the years ended December 31, 2013, 2012 and 2011.

Quantitative Analysis: See Workpaper 14-05A for detail

Square 1 considered impacts from an iron curtain perspective. As the known misstatements are timing differences in nature, in each period the effect of prior period errors is largely offset by current period impacts on the balance sheet. The analysis discussed below reflects the rollover approach.

Square 1 assessed the retrospective quantitative materiality to the Income Statements of the impact of Reclassification 1, Reclassification 2 and the uncorrected deferred income error on the Income Statements. Periods assessed were as of and for the years ended December 31, 2013, 2012 and 2011. The analysis was performed on a on a pre-tax and after-tax basis. For the year ended December 31, 2013, Loans including fees on loans is overstated (in thousands) by $458 due to the loan fee deferral error on which correction is being passed. For the years ended December 31, 2012 and 2011, the classification and loan fee deferral errors resulted in an overstatement (in thousands) of Noninterest income – Loan Documentation Fees of $1,416 and $1,033, respectively, an understatement (in thousands) of Loans including fees on loans of $1,107 and $749, respectively. For the years ended December 31, 2013, 2012 and 2011, the uncorrected errors in total resulted in an overstatement (in thousands) of Income before income tax expense of $458, $309 and $284, respectively, and an overstatement (in thousands) of Net income of $316, $206 and $156, respectively.

Additionally, there are no balance sheet impacts for the Reclassification 1 and Reclassification 2 errors. Balance sheet impacts, including effects of prior period misstatements, for the Uncorrected deferred income error would be immaterial as Loans, net of unearned income were $1.08 billion, $863 million, and $711 million, respectively, and Total assets were $2.33 billion, $1.80 billion and $1.65 billion, respectively, for the years ended December 31, 2013, 2012 and 2011.

Square 1 Financial uses a 5% rule of thumb for preliminary quantitative assessment purposes. Square 1 Financial also performs a qualitative analysis, which is discussed following this quantitative discussion. Based on the quantitative analysis at Workpaper 14-05A, the total error impact does not exceed 5% of any subtotal or total financial statement line (Total interest income, Net interest income after provision for loan losses, Total noninterest income, Total noninterest expense, Income before income tax expense/benefit, Income tax expense/benefit, and Net income in any period with the exception of Total noninterest income for the years ended December 31, 2012 and 2011.

The misstatement impacts are summarized as follows (corrected and uncorrected):

	2013	2012	2011
Loans including fees on loans	(0.79%)	2.24%	1.79%
Net interest income after provision for loan losses	(0.73%)	1.86%	1.43%
Total noninterest income	0.00%	(7.96%)	(12.85%)
Income before income tax expense/benefit	(1.41%)	(1.43%)	(2.92%)

The impact only exceeds 5% for the individual financial statement line Noninterest income – Loan Documentation Fees. The impact does not exceed 5% for any other individual financial statement lines (Loans including fees on loans) in any period. As such, Square 1 determined the amounts are not quantitatively material except for the noninterest income line item for 2012 and 2013. However, all amounts, regardless of the 5% rule of thumb were not qualitatively material as discussed below.

Qualitative Analysis:

Square 1 considered whether there is a substantial likelihood that a reasonable person would consider the loan fee errors and related financial statements impacts to be important. Square 1 also considered whether the misstatement: arises from a precise measure or an estimate; masks a change in earnings or other trends; hides a failure to meet analysts’ expectations; changes loss to income or vice versa; is significant for segment impacts; affects any regulatory compliance, loan covenants or other contractual requirements; increases management’s compensation; involves concealment of an unlawful transaction. Management also considered potential market reaction to the error.

The misstatement arises from amounts that are capable of being precise measures and the errors related to a loan system interface not being properly updated and professional judgment regarding the nature and treatment of fees related to certain services provided by the Bank’s legal departments. The loan fee errors do not mask a negative change in earnings or other trends. In this situation, had the loan fees been correctly reported in interest income, interest income and net margin would have shown even more positive trends. The impact of the errors also does not hide a failure to meet any public expectations or any changes of a loss to income or the reverse. The loan fee errors also did not impact any regulatory compliance, loan covenants or other contractual requirements or involve concealment of an unlawful transaction. The loan fee errors also did not materially impact management compensation and the impact to Net income is not material.

One question considered in the qualitative analysis is whether a reasonable person would consider the quantitative impact to the individual Noninterest income – Loan Documentation Fees financial statement line on the Income Statements. Square 1 believes that investors and analysts are primarily focused on interest income, interest expense and net margin, Income (loss) before income tax expense/benefit and Net income (loss), and to a lesser extent on noninterest income or loss in total, but would not consider the quantitative impact to an individual classification within with noninterest income or loss to be important given the overall quantitative impact and qualitative considerations.

Qualitatively, Square 1 also considered the impact to Total noninterest income after exclusion of investment impairments and net gains (losses) on securities, which do not occur every reporting period. These items are excluded from net operating income in our non-GAAP measures Non-GAAP net operating income before taxes and Efficiency ratio, which is standard banking industry practice. For the years ended December 31, 2013, 2012 and 2011, of investment impairments and net gains (losses) on securities reduced Total noninterest income (in thousands) by $24, $358 and $8,956, respectively. If the impact of investment impairments and net gains (losses) on securities were excluded from Total noninterest income, the percent of error to Total noninterest income is 7.80% and 6.01%, respectively, for the years ending December 31, 2012 and 2011.

Aggregate impacts of all known misstatements

Quantitative Analysis: See SOAP Schedules for 2013, 2012 and 2011 for detail of aggregate error assessment

Square 1 considered aggregate impacts of all known misstatements. In addition to the loan documentation fee error, in 2013 Square 1 determined that a portion of fees collected as Success Fees were not based on a milestone success, but rather were representative of non-contingent loan origination, renewal and anniversary fees or other contingent fees (See SAB 99 memo 13-01 – Success Fees and related supporting files for details). See SOAP Schedules for quantitative analysis of the aggregate impacts of the loan documentation fee and success fee errors (the “aggregate errors,” “aggregate misstatements” or “all known misstatements”).

Based on the quantitative analysis, the total impacts of all known misstatements do not exceed 5% of any subtotal or total financial statement line (Total interest income, Net interest income after provision for loan losses, Total noninterest income, Total noninterest expense, Income before income tax expense/benefit, and Net income) in any period, except for Total noninterest income.

The aggregate misstatements impacts are summarized as follows (corrected and uncorrected):

	2013	2012	2011
Loans including fees on loans	0.81%	3.03%	1.79%
Net interest income after provision for loan losses	0.75%	2.56%	1.43%
Total noninterest income	(6.77%)	(7.96%)	(12.85%)
Income before income tax expense/benefit	(2.24%)	0.38%	(2.92%)
Total assets	(0.02%)	0.03%	(0.02%)
Total liabilities	0.00%	0.02%	(0.01%)
Total shareholder’s equity	(0.31%)	0.01%	(0.13%)

The aggregate impacts only exceed 5% for the individual financial statement lines Noninterest income – Loan Documentation Fees for the years ended December 31, 2012 and 2011 and Noninterest income – Other for the year ended December 31, 2013. The aggregate impacts do not exceed 5% for any other individual financial statement lines (Loans including fees on loans) in any period.

Qualitative Analysis:

Qualitatively, Square 1 assessed whether a reasonable person would consider the aggregate quantitative impacts to be material to the financial statements as a whole. As noted above Square 1 believes that investors and analysts are primarily focused on interest income, interest expense and net margin and also on Income (loss) before income tax expense/benefit and Net income (loss), and to a lesser extent on noninterest income or loss in total. Square 1 does not believe that investors would consider the aggregate errors to noninterest income or loss in total to be material given the errors to Income before income taxes and Net income are less than 3%. Additionally, the aggregate errors do not hide or reverse a trend or impact any regulatory compliance, loan covenants or other contractual requirements or involve concealment of an unlawful transaction. Aggregate errors also did not materially impact management compensation and the impact to Net income is not material. Absent the aggregate errors overstating Noninterest income, Noninterest income would still show a positive trend.

Qualitatively, Square 1 also considered the impact to Total noninterest income after exclusion of investment impairments and net gains (losses) on securities, which do not occur every reporting period. These items are excluded from net operating income in our non-GAAP measures Non-GAAP net operating income before taxes and Efficiency ratio, which is standard banking industry practice. For the years ended December 31, 2013, 2012 and 2011, of investment impairments and net gains (losses) on securities reduced Total noninterest income (in thousands) by $24, $358 and $8,956, respectively. If the impact of investment impairments and net gains (losses) on securities were excluded from Total noninterest income, the percent of error to Total noninterest income is 6.77%, 7.80% and 6.01%, respectively, for the years ending December 31, 2013, 2012 and 2011.

Conclusion:

After consideration of the quantitative and qualitative impacts as outline above, Square 1 concludes that the loan fee errors individually and known misstatements in aggregate are not material errors either retrospectively or prospectively in accordance with ASC Topic 250, SAB 99 and SAB 108. Square 1 will correct the income statements for the years ended December 31, 2012 and 2011, for Reclassification 1 and Reclassification 2. Additionally, Square 1 concludes that passing adjustment for the loan fee deferral error is acceptable as the impacts to the financial statements are deemed quantitatively and qualitatively immaterial.

Management evaluated the impact of the errors on our internal controls over financial reporting. The errors identified are not deemed material. Due to the immateriality as described under “Quantitative Analysis” and “Qualitative Analysis” sections above and nature of the errors and omissions as it relates to internal controls over financial reporting, management has concluded that no material weaknesses or significant deficiencies exist with respect to this matter. Management believes that a material error for the Reclassification 1 items would have been identified through control measures, such as monthly analysis of financial results. Management will continue to implement additional internal controls over financial reporting as necessary to ensure Square 1 will meet all public company internal control requirements. Additional controls under consideration include enhancement of management reporting.